UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 2)

Information to be Included in Statements Filed Pursuant
to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2 (b)

Marriott Vacations Worldwide Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

57164Y 10 7
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y 10 7	13G/A	Page 2 of 6 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard E. Marriott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,607,507
	6.	Shared Voting Power 1,669,304
	7.	Sole Dispositive Power 1,607,507
	8.	Shared Dispositive Power 1,669,304
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,811
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) Approximately 9.4% (see Item 4(b) below).
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 57164Y 10 7	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Marriott Vacations Worldwide Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
6649 Westwood Boulevard Orlando, Florida 32821
Item 2(a).	Name of Person Filing:
Richard E. Marriott
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Host Hotels & Resorts, Inc. 10400 Fernwood Road Bethesda, Maryland 20817
Item 2(c).	Citizenship:
USA
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
57164Y 10 7
Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 57164Y 10 7	13G/A	Page 4 of 6 Pages

Item 4.                                Ownership.

(a)	Amount beneficially owned:
	3,276,811 shares (see Item 6 below)
(b)	Percent of class:
Approximately 9.4% (based on the 35,033,659 shares of Marriott Vacations Worldwide Corporation common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	1,607,507
(ii)	Shared power to vote or to direct the vote	1,669,304
(iii)	Sole power to dispose or to direct the disposition of	1,607,507
(iv)	Shared power to dispose or to direct the disposition of	1,669,304

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Richard E. Marriott has sole investment and voting power over 1,515,650 shares directly and 91,857 shares in a grantor retained annuity trust.  Richard E. Marriott shares investment and voting control over the following:  (a) 291,922 shares held by trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J. W. Marriott, Jr. serve as co-trustees; (b) 1,269,700 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J. W. Marriott, Jr., Richard E. Marriott, and Stephen G. Marriott serve as co-trustees; (c) 32,488 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which the grandchildren of J. Willard Marriott, Sr. have remainder interests and for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (d) 1,700 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee; (e) 28,326 shares owned by Richard E. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of these shares); and (f) 45,168 shares owned by a trust for the benefit of one of Richard E. Marriott’s children, for which his spouse serves as a co-trustee.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

CUSIP No. 57164Y 10 7	13G/A	Page 5 of 6 Pages

Item. 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y 10 7	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
(Date)

/s/ Richard E. Marriott
(Signature)

Richard E. Marriott
(Name/Title)